                                            Filed pursuant to rule 424(b)(2)
                                                         File Nos. 333-62516
                                                                   333-62516-01
                                                                   333-62516-02
                                                                   333-62516-03
                                                                   333-62516-04

           Prospectus Supplement to Prospectus dated June 18, 2001.

                                 $300,000,000

                      The Bank of New York Company, Inc.

                          5.20% Senior Notes due 2007

                               -----------------

   We will pay interest on the notes on January 1 and July 1 of each year. The first interest payment will be made on January 1, 2003. The notes will mature on July 1, 2007. We may not redeem the notes before maturity. The notes will be issued only in denominations of $1,000 and integral multiples of $1,000.

   The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness as described in this prospectus supplement and the accompanying prospectus.

   The notes are not deposits or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

                               -----------------

   Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

                               -----------------

                                              Per Note    Total
                                              -------- ------------
             Initial public offering price... 99.819%  $299,457,000
             Underwriting discount...........  0.044%  $    132,000
             Proceeds, before expenses, to us 99.775%  $299,325,000

   The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from May 23, 2002 and must be paid by the purchaser if the notes are delivered after May 23, 2002.

                               -----------------

   The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company on May 23, 2002.

              Goldman, Sachs & Co.      BNY Capital Markets, Inc.

                               -----------------

                   Prospectus Supplement dated May 14, 2002.

               CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

   Our ratios of earnings to fixed charges for the three months ended March 31, 2002 and the year ended December 31, 2001 were 6.57x and 4.50x, respectively, excluding interest on deposits and 3.11x and 2.03x, respectively, including interest on deposits. These ratios were computed as described in the accompanying prospectus under "Consolidated Ratios of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements."

                      WHERE YOU CAN FIND MORE INFORMATION

   The SEC allows us to "incorporate by reference" the information filed by us with the SEC, which means that we can refer you to important information without restating it in this prospectus supplement and the accompanying prospectus. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus and should be read with the same care. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 and our Current Reports on Form 8-K dated January 17, 2002, March 26, 2002 and April 17, 2002, and any future filings that we make with the SEC under the Securities Exchange Act of 1934 if the filings are made prior to the time that all of the notes are sold in this offering. You can also find more information about us from the sources described under "Where You Can Find More Information" in the accompanying prospectus.

                           DESCRIPTION OF THE NOTES

   We will issue the notes under our senior indenture, dated as of July 18, 1991, with Deutsche Bank Trust Company Americas, the trustee (f/k/a Bankers Trust Company). The accompanying prospectus outlines some of the provisions of the senior indenture. If you would like more information about this indenture, you should review it as filed with the SEC. See "Where You Can Find More Information" in the accompanying prospectus for directions on how you can get a copy of the senior indenture. This prospectus supplement includes a brief summary of the notes, the senior indenture and the officers' certificate pursuant to which the notes will be established under the senior indenture. See "Description of Senior Debt Securities and Senior Subordinated Debt Securities" in the accompanying prospectus for more information.

   The notes will be a series of unsecured, senior debt securities issued under our senior indenture. The notes are being initially offered in the aggregate principal amount of $300,000,000 and will mature on July 1, 2007. The senior indenture permits us to "reopen" this offering of notes without the consent of the holders of the notes. Accordingly, the principal amount of notes may be increased in the future on the same terms and conditions (except for the issue price) and with the same CUSIP number(s) as the notes being offered by this prospectus supplement. The notes will bear interest at the rate of 5.20% per annum from May 23, 2002, or from the most recent interest payment date to which interest has been paid or provided for, payable semi-annually on January 1 and July 1 of each year, commencing January 1, 2003, to the persons in whose names the notes (or any predecessor notes) are registered at the close of business on the 15th calendar day (whether or not a business day) before the interest payment date. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months. If any interest payment date or the maturity date falls on a day that is not a business day, the payment due on that interest payment date or the maturity date will be made on the next business day and without any interest or other payment in respect of such delay. The notes will be issued only in book-entry registered form in denominations of $1,000 and integral multiples thereof. We may not redeem the notes before maturity and there will be no sinking fund in respect of the notes.

   As long as the notes are registered in the name of DTC or its nominee, we will pay principal, any premium, and interest due on the notes to DTC. DTC will then make payment to its participants for disbursement to the beneficial owners of the notes as described in the accompanying prospectus under the heading "Book-Entry Issuance."

   The defeasance provisions of our senior indenture described under "Description of Senior Debt Securities and Senior Subordinated Debt Securities--Defeasance and Covenant Defeasance" in the accompanying prospectus will apply to the notes.

   The notes will be our unsecured and unsubordinated obligations and will rank equally with all of our other unsecured and unsubordinated indebtedness. The amount of indebtedness that would have ranked equally with the notes totaled approximately $2.552 billion at March 31, 2002. The senior indenture does not limit or prohibit us from incurring additional indebtedness. See "Description of Senior Debt Securities and Senior Subordinated Debt Securities--General" in the accompanying prospectus.

                                 UNDERWRITING

   We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                Principal
                          Underwriter        Amount of Notes
                          -----------        ---------------
                   Goldman, Sachs & Co......  $270,000,000
                   BNY Capital Markets, Inc.    30,000,000
                                              ------------
                      Total.................  $300,000,000
                                              ------------

   The underwriters are committed to take and pay for all of the notes being offered, if any are taken.

   Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.025% of the principal amount of the notes. If all of the notes are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms.

   The notes are a new issue of securities with no established trading market. The Company has been advised by the underwriters that the underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

   In connection with this offering the underwriters may purchase and sell the notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of notes than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while this offering is in progress.

   The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

   These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

   We estimate that our share of the total expenses of this offering, excluding underwriting discounts, will be approximately $115,000.

   We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

   BNY Capital Markets, Inc., one of the underwriters, is a wholly-owned subsidiary of ours. Accordingly, the offering will be conducted in accordance with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. The underwriters will not confirm sales of the notes to any account over which they exercise discretionary authority without the prior written specific approval of the customer.

   It is expected that delivery of the notes will be made, against payment for the notes, on or about May 23, 2002, which will be the seventh business day following the date of pricing of the notes. Under Rule 15c6-1 under the Securities Exchange Act of 1934, purchases or sales of securities in the secondary market generally are required to settle within three business days (T+3), unless the parties to any such transactions expressly agree otherwise. Accordingly, purchasers of the notes, who wish to trade the notes on the date of this prospectus supplement or the next three succeeding business days, will be required, because the notes initially will settle within seven business days (T+7), to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade on the date of this prospectus supplement or the next three succeeding business days should consult their own legal advisors.

   Goldman, Sachs & Co. and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us. They have received customary fees and commissions for these transactions. Also, as described above, BNY Capital Markets, Inc. is a wholly-owned subsidiary of ours.

                                 LEGAL MATTERS

   The validity of the notes is being passed upon for us by Paul A. Immerman, Esq., our Senior Counsel, and on behalf of the underwriters by Pillsbury Winthrop LLP, New York, New York. Mr. Immerman owns shares of our common stock.

================================================================================

   No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus supplement or the accompanying prospectus. You must not rely on any unauthorized information or representations. This prospectus supplement and the accompanying prospectus constitute an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus supplement and the accompanying prospectus is current only as of their respective dates.

                               -----------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                          Page
                                                          ----
                 Consolidated Ratios of Earnings to Fixed
                  Charges................................ S-2
                 Where You Can Find More Information..... S-2
                 Description of the Notes................ S-2
                 Underwriting............................ S-4
                 Legal Matters........................... S-5

                                  Prospectus

                 About this Prospectus.....................  1
                 Consolidated Ratios of Earnings to Fixed
                  Charges and Combined Fixed Charges
                  and Preferred Stock Dividend
                  Requirements.............................  2
                 Where You Can Find More Information.......  2
                 The Company...............................  4
                 The BNY Trusts............................  4
                 Certain Regulatory Considerations.........  6
                 Use of Proceeds...........................  8
                 Description of Senior Debt Securities and
                  Senior Subordinated Debt Securities......  9
                 Description of Junior Subordinated Debt
                  Securities............................... 25
                 Description of Trust Preferred Securities. 39
                 Description of Guarantees................. 51
                 Relationship Among the Trust Preferred
                  Securities, the Corresponding Junior
                  Subordinated Debt Securities, the Expense
                  Agreement and the Guarantees............. 54
                 Description of Preferred Stock............ 56
                 Description of Depositary Shares.......... 60
                 Description of Common Stock............... 63
                 Description of Preferred Stock Purchase
                  Rights................................... 64
                 Book-Entry Issuance....................... 65
                 Validity of Securities.................... 69
                 Experts................................... 69
                 Plan of Distribution...................... 69

================================================================================

================================================================================

                                 $300,000,000

                      The Bank of New York Company, Inc.

                          5.20% Senior Notes due 2007

                               -----------------

                             PROSPECTUS SUPPLEMENT

                               -----------------

                             Goldman, Sachs & Co.

                           BNY Capital Markets, Inc.

================================================================================